UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          NEXTLINK COMMUNICATIONS, INC.
----------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65333H707
----------------------------------------------------------------------------
                                 (CUSIP Number)

FRIED, FRANK, HARRIS,               FORSTMANN LITTLE & CO. SUBORDINATED
   SHRIVER & JACOBSON                    DEBT & EQUITY MANAGEMENT BUYOUT
 ONE NEW YORK PLAZA                      PARTNERSHIP-VII, L.P.
 NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
 ATTN: ROBERT C. SCHWENKEL, ESQ.         PARTNERSHIP-VI, L.P.
 (212) 859-8000                     FL FUND, L.P.
                                         C/O FORSTMANN LITTLE & CO.
                                         767 FIFTH AVENUE
                                         NEW YORK, NY  10153
                                         ATTN:  WINSTON W. HUTCHINS
                                         (212) 355-5656


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                              JANUARY 20, 2000
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,239,130**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,239,130**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,239,130**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $63.25.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,190,909**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,190,909**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,190,909**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was
     calculated  in  accordance   with  such  formula   assuming  that  the
     Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,695**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,695**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,695**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was
     calculated  in  accordance   with  such  formula   assuming  that  the
     Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25.

ITEM 1.   Security and Issuer
          -------------------

          This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.02 per share (the "Common Stock"), of NEXTLINK Communications, Inc., a Delaware corporation ("NEXTLINK"). The principal executive offices of NEXTLINK are located at 1505 Farm Credit Drive, McLean, Virginia 22102.

ITEM 2.   Identity and Background
          -----------------------

          This statement is filed by Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI") and FL Fund, L.P., a Delaware limited partnership ("FL Fund"; with MBO-VII and Equity-VI, collectively, the "FL Partnerships").

ITEM 2.   (a), (b), (c)
          -------------

          The FL Partnerships are limited partnerships which are private investment firms. Information with respect to the identity, address and background of the general partners of each of the FL Partnerships is set forth on Schedule I attached hereto.

          The address of the principal office of each of the FL
Partnerships is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.   (d), (e)
          --------

          During the last five years, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI and FL Fund, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          As more fully described in Item 6 below, on January 20, 2000, the FL Partnerships purchased from NEXTLINK (i) an aggregate of 584,375 shares of NEXTLINK's Series C Preferred Stock, par value $.01 per share (the "Series C Preferred"), for an aggregate purchase price of $584,375,000 and
(ii) an aggregate of 265,625 shares of NEXTLINK's Series D Preferred Stock, par value $.01 per share (the "Series D Preferred"; with the Series C Preferred, collectively, the "Preferred Stock"), for an aggregate purchase price of $265,625,000. As of January 20, 2000, the shares of Series C Preferred and Series D Preferred purchased by the FL Partnerships were convertible into 13,438,734 shares of Common Stock.

          The funds used by the FL Partnerships to purchase the Preferred Stock were obtained from capital contributions made by the partners of each of the FL Partnerships.

ITEM 4.   Purpose of Transaction
          ----------------------

          The FL Partnerships consummated the transactions described herein in order to acquire an equity interest in NEXTLINK for investment purposes. The FL Partnerships intend to review continuously their position in NEXTLINK. Depending upon future evaluations of the business prospects of NEXTLINK and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the FL Partnerships may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so, including the terms and conditions of the Stock Purchase Agreement (as defined below).

          In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

          Except as set forth above, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          The following information is as of January 20, 2000:

          (i)    MBO-VII:

          (a)    Amount Beneficially Owned:

          MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 9,239,130 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV
(each such term as defined in the Series C Certificate of Designation) equal $63.25. FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series C Preferred held by MBO-VII; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series C Preferred owned by MBO-VII are convertible into approximately 11.0% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 74,571,080 shares of Common Stock outstanding as of December 1, 1999, based on a representation and warranty of NEXTLINK in the Stock Purchase Agreement (as defined below).

          (b) Assuming conversion of all Preferred Stock, number of shares as to which MBO-VII has:

               (i)  sole power to vote or to direct the vote - 9,239,130.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 9,239,130.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (ii) Equity-VI:

          (a) Amount Beneficially Owned:

          Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 4,190,909 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV
(each such term as defined in the Series D Certificate of Designation) equal $63.25. FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series D Preferred held by Equity-VI; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred owned by Equity-VI are convertible into approximately 5.3% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 74,571,080 shares of Common Stock outstanding as of December 1, 1999, based on a representation and warranty of NEXTLINK in the Stock Purchase Agreement (as defined below).

          (b) Assuming conversion of all Preferred Stock, number of shares as to which Equity-V has:

               (i)  sole power to vote or to direct the vote - 4,190,909.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 4,190,909.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (iii) FL Fund:

          (a) Amount Beneficially Owned:

          FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 8,695 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25. FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in
Item 5(i)(a) of this statement, are the general partners of each of FLC XXIX and FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series D Preferred held by FL Fund; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred owned by FL Fund are convertible into less than 0.1% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 74,571,080 shares of Common Stock outstanding as of December 1, 1999, based on a representation and warranty of NEXTLINK in the Stock Purchase Agreement (as defined below).

          (b) Assuming conversion of all Preferred Stock, number of shares as to which FL Fund has:

               (i)  sole power to vote or to direct the vote - 8,695.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 8,695.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (iv) Except as set forth above, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

          The responses to Items 3, 4 and 5 of this statement are incorporated herein by reference.

          Stock Purchase Agreement:
          ------------------------

          Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of December 7, 1999, by and among NEXTLINK, MBO-VII and Equity-VI, MBO-VII acquired 584,375 shares of the Series C Preferred for an aggregate purchase price of $584,375,000 and Equity-VI acquired 265,625 shares of the Series D Preferred for an aggregate purchase price of $265,625,000. On January 19, 2000, Equity-VI exercised its right under
Section 8.6 of the Stock Purchase Agreement to assign certain of its rights and obligations to an affiliate by entering into an Assignment and Assumption Agreement (the "Assignment Agreement") with its affiliate, FL Fund, pursuant to which Equity-VI assigned and FL Fund assumed the rights and obligations of Equity-VI relating to the purchase of 550 shares of Series D Preferred under the Stock Purchase Agreement.

          Voting Rights. Pursuant to the Stock Purchase Agreement and the Assignment Agreement, MBO-VII is entitled, subject to the Series C Certificate of Designation, to designate for election to the Board of Directors of NEXTLINK (the "Board of Directors") one person, and Equity-VI and FL Fund are entitled, subject to the Series D Certificate of Designation, to designate for election to the Board of Directors one person. Pursuant to these contractual rights, MBO-VII has designated Nicholas C. Forstmann, and Equity-VI has designated Sandra J. Horbach, for election to the Board of Directors.

          Standstill Provisions. Pursuant to the Stock Purchase Agreement and the Assignment Agreement, until the earlier of January 20, 2005 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions, (i) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of NEXTLINK, (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies with respect to any voting securities of NEXTLINK, (iii) initiate or become a participant in any stockholder proposal or election contest with respect to NEXTLINK or induce others to initiate the same, (iv) propose, solicit or participate in the solicitation of any person to acquire NEXTLINK or a substantial portion of its assets or more than 5% of its outstanding capital stock, or (v) join in or in any way participate in a pooling agreement or other arrangement with respect to NEXTLINK's voting securities.

          Lock-Up Provisions. Pursuant to the Stock Purchase Agreement and the Assignment Agreement, until the earliest of (a) January 20, 2001, (b) the occurrence of certain changes of control with respect to NEXTLINK or
(c) the breach by NEXTLINK in any material respect of any covenant or agreement contained in the Stock Purchase Agreement or any other agreement or document delivered in connection with the Stock Purchase Agreement (such earliest date, a "Termination Event"), the FL Partnerships may not, subject to certain exceptions, sell, transfer, assign, convey or otherwise dispose of any of the Series C Preferred, Series D Preferred or Common Stock. In addition, the FL Partnerships agreed that they may not exercise any conversion rights with respect to the Preferred Stock until the occurrence of a Termination Event. Nothing contained in the Stock Purchase Agreement, however, will be deemed to limit the ability of the limited partners in the FL Partnerships from transferring, directly or indirectly, their limited partnership interests in the FL Partnerships or the general partners of the FL Partnerships from transferring, directly or indirectly, up to 15% of the equity interests in the FL Partnerships at any time or from time to time. In addition, the FL Partnerships may not, prior to January 20, 2005, without the prior written consent of NEXTLINK, transfer any of the Preferred Stock to any person that is engaged in a business that competes with any business conducted by NEXTLINK on the date of the proposed transfer.

          Right of First Purchase. Pursuant to the Stock Purchase Agreement and the Assignment Agreement, NEXTLINK granted to the FL Partnerships a right of first purchase with respect to certain issuances by NEXTLINK of any shares of capital stock having a preference relative to the Common Stock with respect to dividends or upon liquidation or winding up of NEXTLINK, any rights, options or warrants to purchase such capital stock, and securities of any type that are, or may become, convertible into such capital stock ("Senior Capital Stock"). If NEXTLINK proposes to issue any Senior Capital Stock, with certain exceptions, NEXTLINK must first make an offering of such Senior Capital Stock to each of the FL Partnerships. Each of the FL Partnerships, in turn, may elect to purchase all but not less than all of such Senior Capital Stock. The conversion price of any such Senior Capital Stock to which an FL Partnership's right of election applies and which is convertible into shares of Common Stock will be an amount per share no more than 115% of the closing sales price of the Common Stock on the NASDAQ National Market System on the date the FL Partnerships elect to purchase any such Senior Capital Stock, unless the FL Partnerships waive such right.

          Dividends. Pursuant to the Stock Purchase Agreement and the Assignment Agreement, NEXTLINK agreed that it will pay cash dividends on the Series C Preferred on a current basis so long as it is not precluded from doing so under (a) its debt instruments, (b) the terms of its 14% Senior Exchangeable Redeemable Preferred Shares (the "14% Senior Preferred Shares") and its 6-1/2% Cumulative Convertible Preferred Stock (the "6-1/2% Preferred Shares"), (c) Delaware law or any other laws applicable to NEXTLINK or (d) any contracts, agreements, understandings or commitments to which NEXTLINK is a party or by which NEXTLINK or any of its properties may be bound. In furtherance thereof, NEXTLINK agreed to use its reasonable best efforts to pay such dividends, including, without limitation, using its reasonable best efforts to refrain from entering into any agreements which would preclude such payments, to seek a waiver under any agreements which would prevent such payments at any time and to take whatever actions are necessary, including revaluing assets, to create surplus for the purpose of paying such dividends.

          The foregoing descriptions of the Stock Purchase Agreement and Assignment Agreement are not intended to be complete and are qualified in their entirety by the complete text of the Stock Purchase Agreement and the Assignment Agreement, respectively, each of which is incorporated herein by reference. The Stock Purchase Agreement and the Assignment Agreement are filed as Exhibits 1 and 5 hereto, respectively.

          Registration Rights Agreement.
          -----------------------------

          In connection with the purchase of shares of Series C Preferred and Series D Preferred under the Stock Purchase Agreement, NEXTLINK and the FL Partnerships entered into a Registration Rights Agreement, dated as of January 20, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, NEXTLINK granted to the FL Partnerships three demand rights to cause NEXTLINK to register under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Registrable Securities (as defined below) held by the FL Partnerships. NEXTLINK has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances. If the FL Partnerships request that NEXTLINK effect a registration of Registrable Securities by means of shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement"), NEXTLINK will, at its cost, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus forming part thereof to be usable by the FL Partnerships until such time as all the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding.

          In addition, if NEXTLINK proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation or incidental to an issuance of securities under Rule 144A under the Securities Act), the FL Partnerships may require NEXTLINK to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by NEXTLINK.

          "Registrable Securities" means (i) any shares of Common Stock issued or issuable upon the conversion of any Preferred Stock held by the FL Partnerships and (ii) any shares of Common Stock issued with respect to the Common Stock referred to in clause (i) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

          The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, all of which is incorporated herein by reference. The Registration Rights Agreement is filed as Exhibit 2 hereto.

          Series C Certificate of Designation
          -----------------------------------

          As contemplated by the Stock Purchase Agreement, immediately prior to the Closing, NEXTLINK filed the Series C Certificate of Designation to create the Series C Preferred.

          Rank. Under the Series C Certificate of Designation, the Series C Preferred and the Series D Preferred taken together will, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to the 6-1/2% Preferred Shares, all classes of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series C Preferred and Series D Preferred (collectively referred to, together with all classes of Common Stock, as "Junior Securities"), (ii) on a parity with each class of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock (collectively referred to as "Parity Securities"), and (iii) junior as to the 14% Senior Preferred Shares and to each class of capital stock or series of preferred stock of NEXTLINK established by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock (collectively referred to as "Senior Securities"). Creation by NEXTLINK of Parity Securities or Senior Securities requires the vote of holders of a majority of the outstanding shares of the Series C Preferred, except for Senior Securities issued in accordance with paragraph (f)(ii) of the Certificate of Designation of the 14% Senior Preferred Shares as in effect on December 3, 1999.

          Dividends. The holders of Series C Preferred will be entitled to receive with respect to each share of Series C Preferred, when and if declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends per annum equal to $54.5455 per share in cash. Such dividends will be cumulative from the date of issuance of the Series C Preferred (the "Issue Date") and will be payable quarterly in arrears. In addition, so long as any shares of Series C Preferred are outstanding, if NEXTLINK pays a dividend in cash, securities or other property on the Common Stock, then each share of Series C Preferred will be entitled to receive an amount equal to the Series C Per Share Participation Amount. The "Series C Per Share Participation Amount" means, as at any date, 37.5% of the amount of dividends that would be paid with respect to the Series C Preferred and Series D Preferred taken together if converted into Common Stock on the date established as the record date with respect to such dividend on the Common Stock divided by the number of shares of Series C Preferred then outstanding.

          Liquidation. In the event of any liquidation, dissolution or winding-up of NEXTLINK, after payment or distribution of the assets of NEXTLINK is made to or set apart for the holders of Senior Securities, and before any payment or distribution of the assets of NEXTLINK may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series C Preferred and Series D Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series C Preferred and Series D Preferred as of the date of liquidation, or
(y) the aggregate amount that would have been received with respect to the shares of Series C Preferred and Series D Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will (i) be distributed among the shares of Series C Preferred and the Series D Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full and (ii) the amount distributable under clause (i) to the Series C Preferred and Series D Preferred taken together, will first be distributed to the Series C Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Series C Certificate of Designation) of all Series C Preferred Stock outstanding as of the date of liquidation and thereafter 37.5% to the Series C Preferred and 62.5% to the Series D Preferred. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, distributable to the Series C Preferred and Series D Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series C Preferred until it has received an amount equal to the aggregate Preference Amounts of all Series C Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series C Preferred and 62.5% to the Series D Preferred.

          "Liquidation Preference" means with respect to a share of Series C Preferred, as at any date, the sum of $1000.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such share through such date.

          Redemption. The Series C Preferred will not be redeemable by NEXTLINK prior to the later of (i) January 20, 2005 and (ii) the date on which NEXTLINK has redeemed indefeasibly or defeased in full its obligations in respect of its 12-1/2% Senior Notes due April 15, 2006 or defeased the covenants applicable thereto in accordance with their terms (such later date, the "Redemption Trigger Date"). On and after the Redemption Trigger Date, subject to the holders' conversion rights (as described below), to the extent NEXTLINK has funds legally available for such payment, NEXTLINK may redeem at its option shares of Series C Preferred, at any time, at a redemption price equal to the Liquidation Preference as of the date fixed for redemption; provided, however, that NEXTLINK will only be entitled to redeem the Series C Preferred if the Series D Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent NEXTLINK has funds legally available therefor, during the 180-day period commencing on January 20, 2010, the holders of the Series C Preferred will have the right to cause NEXTLINK to redeem at any time outstanding shares of Series C Preferred at a redemption price in cash equal to the Liquidation Preference (the "Mandatory Redemption Obligation").

          Conversion. Under the Series C Certificate of Designation, the holders of shares of Series C Preferred will have the right, generally, at any time, to convert any or all outstanding shares of Series C Preferred into fully paid and non-assessable shares of Common Stock; provided that upon the exercise by any holder of Series C Preferred of the conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series D Preferred will automatically convert. The outstanding shares of Series C Preferred and Series D Preferred taken together will be convertible into a number of shares of Common Stock (the "Aggregate Conversion Shares") equal to the aggregate Liquidation Preferences of the shares of Series C Preferred and Series D Preferred as of the date of conversion divided by $63.25, subject to certain adjustments. The Series C Preferred outstanding as at any date will be convertible into a number of shares of Common Stock equal to the sum of (i) the aggregate Preference Amounts (as defined in the Series C Certificate of Designation) with respect to all outstanding shares of Series C Preferred divided by the Net Realizable FMV (as defined in the Series C Certificate of Designation) of a share of Common Stock at the time of conversion plus
(ii) .375 times the excess, if any, of the Aggregate Conversion Shares over the number determined pursuant to clause (i).

          Voting Rights. Pursuant to the Series C Certificate of Designation, the holders of record of shares of Series C Preferred are entitled to vote on an as-converted basis with the Common Stock as a single class on all matters presented to the holders of Common Stock for vote, with certain exceptions. Additionally, so long as at least 40% of the aggregate number of shares of Series C Preferred issued on the Issue Date and of shares of Series D Preferred issued on the date of issuance of the Series D Preferred (such aggregate number of shares of Series C Preferred and Series D Preferred being referred to herein as the "Total C and D Shares") remain outstanding, the holders of the Series C Preferred will be entitled to elect one director to the Board of Directors. If less than 40% of the Total C and D Shares remain outstanding, but at least one share of Series C Preferred remains outstanding, the holders of Series C Preferred will be entitled to designate a person as a non-voting observer (a "Board Observer") to attend all meetings of the Board of Directors. If six quarterly dividends payable on the Series C Preferred have not been paid in full, NEXTLINK fails to discharge its Mandatory Redemption Obligation or if it issues Parity Securities or Senior Securities without the requisite consent of the holders of Series C Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series C Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever all arrears in dividends have been paid or declared and set apart for payment, or NEXTLINK fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series C Preferred to elect the additional director will cease.

          Change of Control Put. Pursuant to the Series C Certificate of Designation, within thirty days of a Change of Control (as defined in the Series C Certificate of Designation), NEXTLINK must notify the holders of the Series C Preferred of such occurrence and must make an offer (the "Offer to Purchase") to each holder of shares of Series C Preferred to repurchase such holder's shares of Series C Preferred at a price per share in cash equal to 101% of the Liquidation Preference plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share. If any holders of Series C Preferred tender their shares pursuant to the Offer to Purchase, NEXTLINK will be required to purchase a proportional amount of the Series D Preferred. Notwithstanding anything to the contrary described above, NEXTLINK will not repurchase or redeem any stock pursuant to the Offer to Purchase until it has repurchased or repaid all outstanding debt obligations pursuant to rights triggered pursuant to the terms thereof resulting from the Change of Control in question.

          The foregoing description of the Series C Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series C Certificate of Designation, all of which is incorporated herein by reference. The Series C Certificate of Designation is filed as Exhibit 3 hereto.

          Series D Certificate of Designation
          -----------------------------------

          As contemplated by the Stock Purchase Agreement, immediately prior to the Closing, NEXTLINK filed the Series D Certificate of Designation to create the Series D Preferred.

          Rank. Under the Series D Certificate of Designation, the Series C Preferred and the Series D Preferred taken together will, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to the 6-1/2% Preferred Shares and the Junior Securities, (ii) on a parity with the Parity Securities, and (iii) junior as to the 14% Senior Preferred Shares and to the Senior Securities. Creation by NEXTLINK of Parity Securities or Senior Securities requires the vote of holders of a majority of the outstanding shares of the Series D Preferred, except for Senior Securities issued in accordance with paragraph (f)(ii) of the Certificate of Designation of the 14% Senior Preferred Shares as in effect on December 3, 1999.

          Dividends. So long as any shares of Series D Preferred are outstanding, if NEXTLINK pays a dividend in cash, securities or other property on the Common Stock, then each share of Series D Preferred will be entitled to receive an amount equal to the Series D Per Share Participation Amount. The "Series D Per Share Participation Amount" means, as at any date, 62.5% of the amount of dividends that would be paid with respect to the Series C Preferred and Series D Preferred taken together if converted into Common Stock on the dividend record date divided by the number of shares of Series D Preferred then outstanding.

          Liquidation. In the event of any liquidation, dissolution or winding-up of NEXTLINK, after payment or distribution of the assets of NEXTLINK is made to or set apart for the holders of Senior Securities, and before any payment or distribution of the assets of NEXTLINK may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series C Preferred and Series D Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series C Preferred and Series D Preferred as of the date of liquidation, or
(y) the aggregate amount that would have been received with respect to the shares of Series C Preferred and Series D Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will (i) be distributed among the shares of Series C Preferred and the Series D Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full and (ii) the amount distributable under clause (i) to the Series C Preferred and Series D Preferred taken together, will first be distributed to the Series C Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Series C Certificate of Designation) of all Series C Preferred Stock outstanding as of the date of liquidation and thereafter 37.5% to the Series C Preferred and 62.5% to the Series D Preferred. If, upon any liquidation, dissolution or winding-up of NEXTLINK, the assets of NEXTLINK, or proceeds thereof, distributable to the Series C Preferred and Series D Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series C Preferred until it has received an amount equal to the aggregate Preference Amounts of all Series C Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series C Preferred and 62.5% to the Series D Preferred.

          "Liquidation Preference" means with respect to a share of Series D Preferred, as at any date, the sum of $1000.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such share through such date.

          Redemption. The Series D Preferred will not be redeemable by NEXTLINK prior to the Redemption Trigger Date. On and after the Redemption Trigger Date, subject to the holders' conversion rights (as described below), to the extent NEXTLINK has funds legally available for such payment, NEXTLINK may redeem at its option shares of Series D Preferred, at any time, at a redemption price equal to the Liquidation Preference as of the date fixed for redemption; provided, however, that NEXTLINK will only be entitled to redeem the Series D Preferred if the Series C Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent the holders of Series C Preferred choose to exercise their right to cause NEXTLINK to redeem their shares pursuant to the Mandatory Redemption Obligation, NEXTLINK will be required to redeem a proportional amount of the Series D Preferred.

          Conversion. Under the Series D Certificate of Designation, upon the exercise by any holder of Series C Preferred of its conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series D Preferred will automatically convert. The outstanding shares of Series C Preferred and Series D Preferred taken together will be convertible into the Aggregate Conversion Shares. The Series D Preferred will be convertible into a number of shares of Common Stock equal to .625 times the excess, if any, of the sum of (i) the Aggregate Conversion Shares over (ii) the aggregate Preference Amounts with respect to all outstanding shares of Series C Preferred divided by the Net Realizable FMV of a share of Common Stock at the time of conversion.

          Voting Rights. Pursuant to the Series D Certificate of Designation, the holders of record of shares of Series D Preferred are entitled to vote on an as-converted basis with the Common Stock as a single class on all matters presented to the holders of Common Stock for vote, with certain exceptions. Additionally, so long as at least 20% of the Total C and D Shares remain outstanding, the holders of the Series D Preferred will be entitled to elect one director to the Board of Directors. If less than 20% of the Total C and D Shares remain outstanding, but at least one share of Series D Preferred remains outstanding, the holders of Series D Preferred will be entitled to designate a Board Observer. If NEXTLINK fails to discharge its Mandatory Redemption Obligation or if it issues Parity Securities or Senior Securities without the requisite consent of the holders of Series D Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series D Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever NEXTLINK fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series D Preferred to elect the additional director will cease.

          Change of Control Put. Pursuant to the Series C Certificate of Designation, within thirty days of a Change of Control, NEXTLINK must notify the holders of the Series C Preferred of such occurrence and must make an offer (the "Offer to Purchase") to each holder of shares of Series C Preferred to repurchase such holder's shares of Series C Preferred at a price per share in cash equal to 101% of the Liquidation Preference plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share. If any holders of Series C Preferred tender their shares pursuant to the Offer to Purchase, NEXTLINK will be required to purchase a proportional amount of the Series D Preferred. Notwithstanding anything to the contrary described above, NEXTLINK will not repurchase or redeem any stock pursuant to the Offer to Purchase until it has repurchased or repaid all outstanding debt obligations pursuant to rights triggered pursuant to the terms thereof resulting from the Change of Control in question.

          The foregoing description of the Series D Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series D Certificate of Designation, all of which is incorporated herein by reference. The Series D Certificate of Designation is filed as Exhibit 4 hereto.

          Except as set forth or incorporated by reference herein, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of NEXTLINK.



ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

1. Stock Purchase Agreement, dated December 7, 1999, among NEXTLINK, MBO-VII and Equity-VI.

2. Registration Rights Agreement, dated as of January 20, 2000, among NEXTLINK, MBO-VII and Equity-VI.

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock and
          Qualifications, Limitations and Restrictions Thereof.

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.

6.        Joint Filing Agreement.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2000             FORSTMANN LITTLE & CO. SUBORDINATED
                                     DEBT AND EQUITY MANAGEMENT BUYOUT
                                     PARTNERSHIP-VII, L.P.


                                     By: FLC XXXIII Partnership
                                         its general partner

                                     By: /s/ Winston W. Hutchins
                                        -------------------------------
                                         Winston W. Hutchins,
                                         a general partner





                                     FORSTMANN LITTLE & CO. EQUITY
                                     PARTNERSHIP-VI, L.P.



                                     By: FLC XXXII Partnership, L.P.
                                         its general partner

                                     By: /s/ Winston W. Hutchins
                                        -------------------------------
                                         Winston W. Hutchins,
                                         a general partner





                                     FL FUND, L.P.

                                     By: FLC XXXI Partnership, L.P.
                                         its general partner


                                        By:  FLC XXIX Partnership, L.P.
                                             a general partner

                                        By: /s/ Winston W. Hutchins
                                           ---------------------------
                                           Winston W. Hutchins,
                                           a general partner

                                                                 Schedule I
                                                                 ----------


                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.


                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Winston W. Hutchins
                               Thomas H. Lister
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Thomas H. Lister
                               Winston W. Hutchins
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Thomas H. Lister
                               Winston W. Hutchins
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls